UNITED STATES OF AMERICA

              BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 18
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended June 30, 2003, as summarized in Exhibit A.
         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        OHIO VALLEY ELECTRIC CORPORATION



                           By: /s/ Armando A. Pena
                                 Vice President


Dated:  July 17, 2003


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
                                                                  EXHIBIT A

SHORT TERM      ISSUE     MATURITY           INTEREST      PRINCIPAL                      MATURITY
 DEBT TYPE      DATE        DATE     DAYS     RATE %       BORROWED      INTEREST           VALUE

    BL        05/30/03    08/08/03    70      2.3125     10,000,000.00   44,965.28      10,044,965.28
    BL        06/20/03    07/21/03    31      2.1250     10,000,000.00   18,298.62      10,018,298.62
    BL        06/24/03    07/24/03    30      2.0625     10,000,000.00   17,187.50      10,017,187.50